MAREX GROUP PLC
155 BISHOPSGATE
LONDON EC2M 3TQ
UNITED KINGDOM

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VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. (British Summer Time) on 23 May 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Further details on voting processes and procedures can be found in the Notice of Annual General Meeting.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V67509-P26991 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MAREX GROUP PLC

The Board of Directors recommends you vote FOR the following proposals:

	Proposal	For	Against	Vote Withheld
1.	To receive the accounts and reports of the directors and auditors for the year ended 31 December 2024	☐	☐	☐
2.	To approve the Directors' Remuneration Report, other than the directors' remuneration policy, for the year ended 31 December 2024	☐	☐	☐
3.	To approve the Directors' Remuneration Policy	☐	☐	☐
4.	To reappoint Deloitte LLP as auditor of the company until the next annual general meeting	☐	☐	☐
5.	To authorise the Audit and Compliance Committee to determine the auditors' remuneration	☐	☐	☐
6.	To re-elect Robert Pickering as a director	☐	☐	☐
7.	To re-elect Ian Lowitt as a director	☐	☐	☐
8.	To re-elect Rob Irvin as a director	☐	☐	☐
9.	To re-elect Sarah Ing as a director	☐	☐	☐
10.	To re-elect Roger Nagioff as a director	☐	☐	☐
11.	To re-elect Linda Myers as a director	☐	☐	☐
12.	To re-elect Konstantin Graf von Schweinitz as a director	☐	☐	☐
13.	To re-elect John Pietrowicz as a director of the Company	☐	☐	☐
14.	To re-elect Henry Richards as a director of the Company	☐	☐	☐
15.	Authority to allot shares	☐	☐	☐
16.	Authority for the disapplication of pre-emption rights	☐	☐	☐
17.	To authorise the Company to make political donations	☐	☐	☐

NOTE: *The "Vote Withheld" option is to enable you to abstain on any of the specified resolutions. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" a resolution.*

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Additional information and proxy materials are available at www.proxyvote.com

V67510-P26991

MAREX GROUP PLC
Annual General Meeting of Shareholders
28 May 2025 at 1:30 p.m. (British Summer Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chair of the meeting (or such other person(s) as named below) as proxy, with the power to appoint his substitute, and hereby authorise(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders on 28 May 2025 at 1:30 p.m. (British Summer Time), at the offices of Marex Group plc at 155 Bishopsgate, London EC2M 3TQ, United Kingdom and any adjournment or postponement thereof.

Please leave this box blank if you have selected the Chair of the meeting. Do not insert your own name(s).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors.

Continued and to be signed on reverse side